UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Securities Purchase Agreement

On July 5, 2023, Altamira Therapeutics Ltd. (the “Company” or “we”), announced the pricing of a public offering (the “Offering”) of 11,111,112 common shares (the “Shares”), par value CHF 0.20 per share (the “common shares”, including pre-funded warrants in lieu thereof) and accompanying common warrants to purchase up to 11,111,112 common shares, at a combined public offering price of $0.45 per share (or pre-funded warrant in lieu thereof) and accompanying common warrant. The common warrants have an exercise price of CHF 0.40 per share, are exercisable immediately upon issuance and expire five years from the date of issuance. The closing of the Offering was subject to satisfaction of customary closing conditions set forth in the Purchase Agreement (as defined below) and occurred on July 10, 2023 (the “Closing Date”).

H.C. Wainwright & Co. acted as the exclusive placement agent (the “Placement Agent”) for the Offering.

The Shares and related warrants were offered by the Company in the Offering pursuant to a registration statement on Form F-1 (File No. 333-272741), which was initially filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2023 and was declared effective by the Commission on July 5, 2023 (the “Registration Statement”), and a related prospectus. The Registration Statement also registered warrants to be issued to the Placement Agent to purchase up to 722,222 common shares at a per share exercise price of CHF 0.50, which is 125% of the public offering price per Share and accompanying common warrant.

In connection with the Offering, we entered into a definitive Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor. In the Purchase Agreement, we agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any common shares or any securities convertible into or exercisable or exchangeable for our common shares for a period of 75 days following the Closing Date. The Purchase Agreement also contained mutual representations, warranties, covenants and indemnification provisions customary for transactions of this type. The representations, warranties and covenants contained in the Purchase Agreement were made solely for the benefit of the parties to the Purchase Agreement. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Purchase Agreement and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, the Purchase Agreement is incorporated by reference with this report only to provide investors with information regarding the terms of transaction, and not to provide investors with any other factual information regarding the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Gross proceeds from the Offering were approximately $5.0 million before the deduction of placement agent fees and other offering expenses. We currently intend to use the net proceeds from the Offering for research and development, working capital and general corporate purposes, which may include the repayment of certain indebtedness.

The description of terms and conditions of the form of Purchase Agreement and the forms of the warrants set forth herein do not purport to be complete and are qualified in their entirety by the full text of the form of Purchase Agreement and the forms of those warrants, which are attached hereto as Exhibits 10.1 and 4.1 through 4.3.

Press Release

On July 6, 2023, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127, 333-264298, 333-267584 and 333-272338) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chief Executive Officer

Date: July 11, 2023

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Common Warrant (incorporated by reference to exhibit 4.19 of the Altamira Therapeutics Ltd. registration statement on Form F-1/A filed with the Commission on July 5, 2023)
4.2	Form of Pre-funded Warrant (incorporated by reference to exhibit 4.20 of the Altamira Therapeutics Ltd. report on Form F-1/A filed with the Commission on July 5, 2023)
4.3	Form of Placement Agent Warrant (incorporated by reference to exhibit 4.21 of the Altamira Therapeutics Ltd. report on Form F-1/A filed with the Commission on July 5, 2023)
10.1*	Form of Securities Purchase Agreement
99.1*	Press Release dated July 6, 2023

*	Filed herewith.

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